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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                           BALLARD POWER SYSTEMS INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   05858H 10 4
          -----------------------------------------------------------
                                 (CUSIP Number)

                                 Rainer Beckmann
                                   Daimler AG
                               Mercedesstrasse 137
                                 70327 Stuttgart
                                     Germany
                            Tel: 011-49-711-17-58999

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 7, 2007
         -------------------------------------------------------------
                     (Date of Event which Requires Filing of
                      this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                              Page 2 of 6 Pages

CUSIP NO.  058584 10 4

--------------------------------------------------------------------------------
1 Name of Reporting Person/I.R.S. Identification No. of above persons (entities only)

        Daimler AG
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2       Check the Appropriate box if a member of a group                (a) [_]
                                                                        (b) [_]
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3       SEC use only

--------------------------------------------------------------------------------
4       Source of funds (See Instructions)

        WC, OO
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5       Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                                            [_]
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6       Citizenship or place of organization

        Federal Republic of Germany
--------------------------------------------------------------------------------
                               7    Sole voting power

                                    21,392,598
                            ----------------------------------------------------
                               8    Shared voting power
         NUMBER OF
          SHARES                    0
     BENEFICIALLY OWNED     ---------------------------------------------------
      BY EACH REPORTING        9    Sole dispositive power
          PERSON
           WITH                     21,392,598
                            ---------------------------------------------------
                               10   Shared dispositive power

                                    0
--------------------------------------------------------------------------------
11      Aggregate amount beneficially owned by each reporting person

        21,392,598
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12      Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
                                                                            [_]
--------------------------------------------------------------------------------
13      Percent of class represented by amount in row (11)

        18.7%
--------------------------------------------------------------------------------
14      Type of reporting person (See Instructions)

        CO
--------------------------------------------------------------------------------

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                                                             Page  3 of 6 Pages


This Amendment No. 4 amends the Statement on Schedule 13D filed on December 10, 2001 ("Schedule 13D") by Daimler AG (formerly known as DaimlerChrysler AG) and DaimlerChrysler North America Holding Corporation, as amended by Amendment No. 1 to the Schedule 13D filed on January 19, 2005 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on February 3, 2005 ("Amendment No. 2") and Amendment No. 3 to the Schedule 13D filed on September 15, 2005 ("Amendment No. 3"), with respect to the Common Shares (the "Common Shares") of Ballard Power Systems Inc., a Canadian corporation ("Ballard").

ITEM 2 - IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby amended and restated by deleting it in its entirety and substituting the following:

"Daimler AG is the ultimate parent company of the Daimler Group. The Daimler Group designs, manufactures, distributes and sells a wide range of automotive products, mainly passenger cars, light trucks and commercial vehicles. Daimler AG also provides financial and other services relating to its automotive business. Daimler AG's "seat" (essentially the equivalent of principal place of business under U.S. law) and principal executive offices are located at Mercedesstrasse 137, 70327 Stuttgart, Germany.

Information concerning the name, business address, principal occupation and citizenship of each executive officer and director of Daimler AG contained in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby further amended by deleting it in its entirety and substituting the information set out in Exhibit 1 attached hereto and incorporated herein by reference.

Neither Daimler AG nor, to the knowledge of Daimler AG, any of its executive officers or directors have been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Daimler AG, nor to the knowledge of Daimler AG, any executive officer or director of Daimler AG, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws."

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable. This Amendment No. 4 is filed in connection with the entry by Daimler AG into the Restructuring Agreement (as defined below), pursuant to which Daimler AG will sell all of its Common Shares to Ballard upon the closing of the transactions contemplated therein. See "Item 4 - Purpose of Transaction" below.

ITEM 4 - PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby amended and restated by deleting it in its entirety and substituting the following:

"Daimler AG initially acquired Common Shares in order to participate in a global alliance (the "Global Alliance") with Ballard and Ford Motor Company ("Ford") for the development, marketing and sale of fuel cell engines and related technology. Additional Common Shares were acquired directly and indirectly by Daimler AG, as more particularly described under Item 3 of Amendment No. 1.

On November 7, 2007, Daimler AG entered into a Restructuring Agreement (the "Restructuring Agreement") with Ballard and Ford pursuant to which Ballard has agreed to transfer to Daimler AG and Ford certain joint intellectual property rights related to the automotive business and cash. Ballard will incorporate a new British Columbia corporation to which it will transfer certain assets and liabilities, as well as personnel related to Ballard's automotive business. This new company will be owned as to


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                                                             Page  4 of 6 Pages


50.1% by Daimler AG, 30.0% by Ford and 19.9% by Ballard. Closing of the transactions described in the Restructuring Agreement is subject to certain conditions, including approval by Ballard's shareholders (other than Daimler AG and Ford) and approval of by the supervisory board of Daimler AG. As part of this transaction, Daimler AG has agreed sell to Ballard all of its Common Shares and its Class A Shares of DBF Pref Share Holdings, Inc., a company which holds the Class A share and Class B share of Ballard. Under the Restructuring Agreement, Ford has also agreed to sell all of its Common Shares and its Class C Shares of DBF Pref Share Holdings, Inc. to Ballard. Upon consummation of the transactions described above, Daimler AG will no longer own any Common Shares. In addition, because Daimler AG will no longer own any Common Shares upon the consummation of the transactions described in the Restructuring Agreement, Daimler AG's rights under the Global Alliance to appoint certain members of the Board of Directors of Ballard will cease.

FUTURE PLANS

At the present time Daimler AG does not have any additional plans or proposals that relate to or would result in actions or circumstances enumerated in Item 4 of Schedule 13D."

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby amended and restated by deleting it in its entirety and substituting the following:

(a) - (b)

Daimler AG is the owner of, and has sole dispositive power with regard to, 21,392,598 Common Shares, which represents approximately 18.7% of the issued and outstanding Common Shares. To the knowledge of Daimler AG, no executive officer or director of Daimler AG owns any Common Shares.

(c)

To the best of the knowledge of Daimler AG, none of the persons named in response to paragraph (a) has effected any transactions in the Common Shares during the past 60 days.

(d) - (e)

Not applicable

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby amended and restated by deleting it in its entirety and substituting the following:

"See Item 4 above with regard to the Restructuring Agreement. A copy the Restructuring Agreement is attached hereto as Exhibit 2 to this Amendment No. 4 and is incorporated herein by reference."

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed in connection with this Amendment No. 4 to the
Schedule 13D:

Exhibit 1.        Members of Supervisory Board and Board of Management of
                  Daimler AG.

Exhibit 2.        Restructuring Agreement.


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                                                             Page  5 of 6 Pages


                                    SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 9, 2007.




DAIMLER  AG



By: /s/ Dr. Wolfgang Bauder
    ------------------------------
    Name:  Dr. Wolfgang Bauder
    Title: Senior Counsel



By: /s/ Dr. Peter Herz
    ------------------------------
    Name:  Dr. Peter Herz
    Title: Assistant General Counsel





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                                                             Page  6 of 6 Pages


                                INDEX TO EXHIBITS


         Exhibit 1. Members of Supervisory Board and Board of Management of Daimler AG.

         Exhibit 2.        Restructuring Agreement.